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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                         Commission File Number: 0-18114

(Check one):

[X] Form 10-K    [ ] Form 10-KSB    [ ] Form 11-K     [ ] Form N-SAR
[ ] Form 20-F    [ ] Form 10-Q      [ ] Form 10-QSB


                        For the year ended June 30, 2000


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended _________________

Read attached Instruction Sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:______________________
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            VirtualFund.com, Inc.
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Former name if applicable:      LaserMaster Technologies, Inc.
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Address of principal executive office (street and number): 7100 Shady Oak Road
                                                           -------------------

City, State and Zip Code:       Eden Prairie, Minnesota 55344
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                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

On June 13, 2000, less than three weeks before the end of the fiscal year, the Company sold its Digital Graphics Business Unit to MacDermid Graphic Arts, a wholly owned subsidiary of MacDermid Incorporated. (See Form 8-K filed 6/27/00). Effective June 27, 2000, the Company appointed KPMG, LLP as its independent accountants for the fiscal year to end June 30, 2000. (See Form 8-K filed 6/29/00, and Form 8-K/A filed 7/24/00).

The Company was required to close out its accounting records for June 13, 2000 to complete the sale before commencing closing out its accounting records for Fiscal 2000. This undertaking required significant activity on the part of the Company.

The above factors have prevented the registrant, without unreasonable expense or effort, from completing its Form 10-K by the September 28, 2000 due date. The Company will file its Form 10-K on or before the 15th calendar day following that prescribed due date.
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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

              Tim Thurn                       (952) 941-8687
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               (Name)                (Area Code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

                                                        [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the fiscal year ended June 30, 2000, the Company determined to dispose of its Digital Graphics Business Unit as disclosed in the Company's Form 10-K for the year ended June 30, 1999. Such sale was completed on June 13, 2000 as disclosed in the Company's Form 8-K filed June 27, 2000. The Company's results of operations for the fiscal year ended June 30, 2000 will reflect a loss from continuing operations of $21,720,499. In comparison, the Company incurred a loss from continuing operations of $10,377,667 for the fiscal year ended June 30, 1999. These results were released to the market via a press release issued on September 27, 2000. The financial information included in the Form 10-K as to be filed is not expected to differ from that included in the press release, but will include additional detail, particularly footnotes.


                                   SIGNATURES

                              VirtualFund.com, Inc.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 2000

                                               By /s/ Timothy N. Thurn
                                                  -----------------------------
                                                  Timothy N. Thurn
                                                  Its: Chief Financial Officer